May 1, 2007

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Surfect Holdings, Inc. Annual Report on Form 10-KSB filed March 29, 2007 Amendment No. 4 to Registration Statement on Form SB-2 filed April 3, 2007 (File No. 333-139034)

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated April 12, 2007, from the Division of Corporation Finance to the Company’s Annual Report on Form 10-KSB for its fiscal year ended December 31, 2006 (“10-KSB”) and Amendment No. 4 to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the “Commission”) on April 3, 2007 (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 5 to the Form SB-2.

Management’s Discussion and Analysis or Plan of Operations, page 14

1.	Please revise this filing to disclose the information required by Item 303(b) of Regulation S-B.

Management’s Discussion and Analysis or Plan of Operations has been revised to include the information required by Item 303(b) of Regulation S-B.

2.
Please revise this section to include a critical accounting policies section that discusses your significant estimates and assumptions that management believes has a material impact on reported financial condition and results of operations and on the comparability of such reported information over different report periods. Refer to the interpretative MD&A guidance in our Release 33-8350.

A critical accounting policies section that discusses the Company’s significant estimates and assumptions has been added to the Management’s Discussion and Analysis or Plan of Operations disclosure.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2
3.	Please obtain and amend your filing to include a revised audit report that includes the independent auditor’s city and state. Refer to PCAOB Standard No. 1.

The report of the Company’s Independent Registered Public Accounting Firm has been revised to include the independent auditor’s city and state.

Consolidated Statement of Operations, page F-5

4.
We note that you classify your warranty reserves given to your customers in operating expenses rather than as a reduction of cost of revenue. Please revise to report these warranty charges as a component of cost of sales or tell us why you believe your current presentation is appropriate.

The Consolidated Statement of Operations has been revised to include warranty reserves in cost of sales.

Note 2. Summary of Significant Accounting Policies, page F-10

-Revenue Recognition, page F-13

5.
We note your disclosures with respect to multiple element arrangements. Please tell us and revise your filing to clearly disclose the multiple elements that your sales arrangements contain. Explain to us in detail how your policy described here complies with SAB Topic 13 and EITF 00-21.

The referenced disclosure will be amended to read as follows:

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

“Due to the nature of the Company’s products and services, the Company does not at this time anticipate any sales that will involve multiple elements or multiple deliverables as defined in EITF No. 00-21.”

6.
Further to the above, you state that the company has not entered into any ongoing material revenue arrangements. However, we note from page F-5 that you recognized $220,939 of revenue for fiscal 2006. Please tell us and revise your filing to disclose the nature and accounting for the arrangement under which you recognized revenue during fiscal 2006. Refer to the guidance in SAB Topic 13 and EITF 00-21.

The following language has been added:

“During November, 2006, the Company sold and delivered one Rio Electroless development tool to C. Uyemura & Co., Ltd. (“Uyemura”), Japan. This tool was delivered, installed, and tested prior to acceptance in 2006 by Uyemura, which now holds title. This sale for $220,939 represents a “one of a kind” order and the transaction between the Company and Uyemura was non-refundable. However, the Company will continue ongoing warranty support for which a warranty reserve of $44,189 was included in 2006 cost of sales.”

Note 3. Inventories, page F-15

7.
We note that you have capitalized two beta tools and certain replacement parts as finished goods inventory as of December 31, 2006. Please tell us and revise your filing to disclosure if these finished goods have met technological feasibility as of December 31, 2006.

The language in Note 3 has been revised to state that “the Company outsources all of its manufacturing services and as such generally carries finished goods inventory. At December 31, 2006, the Company’s finished goods inventory consisted of two tools and certain associated replacement parts. These tools and replacement parts have both hardware and/or programming considered by the Company to be readily marketable to end customers in their present form. The Company currently anticipates that these tools will be sold and delivered during the second quarter of 2007.”

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

Note 13. Stock Options, page F-21

8.
We note your response to prior comment 7. We continue to note that you have based your estimated volatility on the historical volatility of the Goldman Sachs Technology Industry Semiconductor Index. Based on your current disclosures, it is not clear to us how your use of the historical volatility of this Index complies with the guidance in Question 6 of SAB Topic 14.D.1, which states that companies should not substitute the volatility of an index for the expected volatility of its own share price as an assumption in its valuation model. Please revise or advise.

The Company has revised its SFAS 123(R) calculation to conform to the guidance in Question 6 of SAB Topic 14D.1. The disclosure in Note 13 to the Company’s financial statements has been revised accordingly. The revised calculation resulted in increased 2006 compensation of $28,000 (less than 1% of reported loss) which the Company deems immaterial. All appropriate adjustments will be reflected in future filings.

9.
We note that you granted 140,959 stock options to non-employees to purchase shares of your common stock and that you recorded $5,096 of stock-compensation expense during fiscal 2006 based upon the fair value of these instruments at the grant date. Please tell us and revise your filing to explain how you determined the fair value of these stock options at the grant date. Within your revised disclosure, please provide the methodology used and the significant assumptions used.

The SB-2 has been revised to disclose the following:

For the year ended December 31, 2006, the stock based compensation expense of $5,096 recorded for non-employees related to the grants of non-transferable stock options to consultants to purchase 140,959 shares of common stock issued in connection with ongoing consulting service arrangements begun at various dates during 2006. All of such consulting arrangements involve a combination of cash compensation plus stock options with exercise prices ranging from $.14 (granted prior to recapitalization) to $2.27 (granted after recapitalization). These options vest over a three-year service term, expire ten years from the date of grant and contain no performance-related or market condition provisions. Because the consulting arrangements include cash compensation, the options are not valued based on the value of consulting services received, but rather valued based on the value of the option consideration. The option compensation has been accounted for in accordance with SFAS 123 and EITF 96-18. Specifically, the options are valued at their grant date fair value as determined using the Black-Scholes model and applying appropriate dividend yield, expected volatility, interest rate and expected life assumptions. The calculated fair value is recorded as compensation expense ratably over the expected service term.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

Form 10-QSB for the Quarter Ended September 30, 2006

10.	Please amend your quarterly report to address the comments issued in this letter and in our prior letters dated December 22, 2006, February 7, 2007, and March 15, 2007, as appropriate.

The Form 10-QSB will be amended to address the Commission’s comments, as appropriate.

Form 10-KSB for the Year Ended December 31, 2006

11.	Please amend your annual report to address the comments issued in this letter and in our prior letters dated December 22, 2006, February 7, 2007, and March 15, 2007, as appropriate.

The Form 10-KSB will be amended to address the Commission’s comments, as appropriate.

Item 8A. Controls and Procedures, page 26

12.
We note your disclosure that your management, including [your] principal executive officer and principal financial officer, “concluded [your] disclosure controls and procedures are effective, as of the end of the period covered by this report, in ensuring that material information that [you] are required to disclose in reports that [you] file or submit under the Exchange Act if recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

Item 8A has been revised to state that the Company’s officers concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in Exchange Act filings is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Exhibit 31.1 and Exhibit 31.2

13.
We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the “registrant” rather than the “small business issuer.” Further, your principal executive officer and principal financial officer did not include their title under the signature line. Please revise your certifications to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

The certifications have been revised to follow the exact language of Item 601(b)(31) and to include the titles under the signature line on each certification.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

Ms. Peggy Fisher
May 1, 2007

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely, /s/ Nancy Brenner Nancy Brenner

cc:	Steven Anderson
Anthony M. Maffia, Jr.
Eduardo Duffy, Esq.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300